July 8, 2024

Mihai Draguleasa
Chief Financial Officer
Canagold Resources Ltd.
Suite #1250 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

       Re: Canagold Resources Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 29, 2024
           File No. 000-18860
Dear Mihai Draguleasa:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Item 4.D Property, Plant and Equipment, page 53

1. Please revise to include a map showing the location of all properties as required by Item
       1303(b)(1) of Regulation S-K.
2. We note your disclosure of mineral resources on page 65 of your filing, including references to various drill programs designed to upgrade mineral resources on page 64.
       Please file your technical report summary in support of your mineral resources as required by Item 1302(b) of Regulation S-K. The technical report summary should be consistent with the requirements of Item 601(b)(96) of Regulation S-K.

       The resource disclosure in your filing should include the information required under Item
       1304(d) of Regulation S-K.
 July 8, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation